Filed Pursuant to Rule 424(b)(2)

Registration No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 23, 2012.

Pricing Supplement to the Prospectus dated September 19, 2011,

the Prospectus Supplement dated September 19, 2011
and the Currency Terms Supplement dated July 12, 2012 — No.

The Goldman Sachs Group, Inc. $ Leveraged Currency-Linked Medium-Term Notes, Series D, due 2014 (Linked to the Performance of the Chinese Renminbi Against the U.S. Dollar)

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be August 4, 2014) will be based on the performance of the Chinese Renminbi / U.S. Dollar exchange rate as measured from the trade date (expected to be July 27, 2012) to and including the determination date (expected to be July 28, 2014).  The exchange rate is expressed as the Chinese Renminbi value of one U.S. dollar.  By purchasing this note, investors take the view that the Chinese Renminbi will appreciate in value against the U.S. dollar over the period from the trade date to and including the determination date.  If the final exchange rate (determined on the determination date) is either equal to the initial exchange rate (set on the trade date) or has depreciated with respect to the Chinese Renminbi as compared to the initial exchange rate, you will receive the outstanding face amount of your notes.

To determine your payment at maturity, we will calculate the currency return by subtracting the final exchange rate from the initial exchange rate and dividing the resulting number by the initial exchange rate and expressing this result as a percentage.  Due to the currency return formula, the amount you may receive for each $1,000 face amount of your notes is limited to $2,900 plus the supplemental amount set forth below.  On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•        if the currency return is positive (the final exchange rate has appreciated with respect to the Chinese Renminbi, as compared to the initial exchange rate), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.90 times (c) the currency return; or

•        if the currency return is zero or negative (the final exchange rate is either equal to the initial exchange rate or has depreciated with respect to the Chinese Renminbi as compared to the initial exchange rate), $1,000.

In addition, on the stated maturity date, for each $1,000 face amount of your notes you will receive a supplemental amount of $5.00.

Your investment in the notes involves certain risks, including, among other things, our credit risk.

The foregoing is only a brief summary of the terms of your notes above. You should read the additional disclosure regarding the terms of the notes, risk factors and the historical exchange rate on pages PS-2, PS-10 and PS-13 in this pricing supplement and pages S-1 and S-10 of the accompanying currency terms supplement so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is equal to approximately $       per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date:	expected to be August 3, 2012	Original issue price:	100.00% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Pricing Supplement dated         , 2012.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated July 12, 2012, of The Goldman Sachs Group, Inc.

The Goldman Sachs Group, Inc. is required to file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the “SEC”). You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-10 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Exchange rate:  the CNY/USD exchange rate, expressed as the Chinese Renminbi (CNY) value of one U.S. dollar (USD)

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-11 of this pricing supplement

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the supplemental amount plus:

•            if the currency return is positive, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the currency return; or

•            if the currency return is zero or negative, $1,000.

Supplemental amount:  $5.00

Initial exchange rate (to be set on the trade date):

Final exchange rate:  the level of the CNY/USD exchange rate on the determination date, determined as described under “Supplemental Terms of Your Notes — Special Calculation Provisions — Level of an Exchange Rate” beginning on page S-23 of the accompanying currency terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day” beginning on page S-19 of the accompanying currency terms supplement

Currency return:  the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage

Upside participation rate:  190.00%

Trade date:  expected to be July 27, 2012

Original issue date (settlement date) (to be set on the trade date):  expected to be August 3, 2012

Determination date (to be set on the trade date): expected to be July 28, 2014, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-11 of the accompanying currency terms supplement

Stated maturity date (to be set on the trade date):  expected to be August 4, 2014, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-10 of the accompanying currency terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement

Interest:  the notes will not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to any redemption right

Use of proceeds and hedging:  as described under “Use of Proceeds and Hedging” on page S-30 of the accompanying currency terms supplement

Original issue discount notes: the notes will be subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes

ERISA:  as described under “Employee Retirement Income Security Act” on page S-39 of the accompanying currency terms supplement

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-40 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of      % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of             % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

We expect to deliver the notes against payment therefor in New York, New York on August 3, 2012, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes.  However, neither Goldman Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice.  No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38143U5C1

ISIN no.:  US38143U5C12

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

PS-5 This is only a brief summary of the terms of your notes. You should read the detailed description thereof in “Summary Information” on page PS-2. Please read the terms below with the remainder of this pricing supplement, the accompanying currency terms supplement, dated July 12, 2012, the accompanying prospectus supplement, dated September 19, 2011, and the accompanying prospectus, dated September 19, 2011. Leveraged Currency-Linked Notes Linked to the Performance of the Chinese Renminbi Against the U.S. Dollar Issued by: The Goldman Sachs Group, Inc. Investment Objective For investors: • who believe that for the period from the trade date to the determination date the Chinese Renminbi will appreciate in value against the U.S. dollar; and • who want to receive, in addition to the supplemental amount, (i) a positive return if the Chinese Renminbi appreciates against the U.S. dollar and (ii) the return of the principal amount of their notes at maturity, if the Chinese Renminbi remains the same or depreciates against the U.S. dollar in exchange for foregoing any interest payments on their notes. Determining the Cash Settlement Amount Your payment at maturity will be based on the currency return. The currency return will be calculated by subtracting the final exchange rate (expected to be the CNY/USD exchange rate on the determination date, subject to adjustment) from the initial exchange rate (set on the trade date) and then dividing the resulting number by the initial exchange rate and expressing it as a positive or negative percentage. On the maturity date, for each $1,000 face amount of your notes, you will receive the supplemental amount of $5.00 plus: . if the currency return is positive, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.90 times (c) the currency return; or . if the currency return is zero or negative $1,000. The notes do not pay interest. Payment on the notes is subject to the creditworthiness of The Goldman Sachs Group, Inc. Due to the currency return formula, your return for each $1,000 face amount of your notes is limited to $2,900.00 plus the supplemental amount of $5.00. The estimated value of the notes on the trade date (using our pricing models) will be less than the original issue price. You should expect to hold the notes until the maturity date. There may be little or no secondary market for the notes. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. Indicative Terms Issuer The Goldman Sachs Group, Inc. Exchange Rate The Chinese Renminbi/U.S. Dollar Exchange Rate, expressed as the Chinese Renminbi value of one U.S. dollar Trade Date expected to be July 27, 2012 Settlement Date expected to be August 3, 2012 Stated Maturity Date expected to be August 4, 2014 Determination Date expected to be July 28, 2014 Initial Exchange Rate to be set on the trade date Final Exchange Rate level of the exchange rate on the determination date Currency Return (Initial Exchange Rate – Final Exchange Rate ) / Initial Exchange Rate Upside Participation Rate 190% Supplemental Amount: $5.00 Denomination USD CUSIP 38143U5C1 Placement Agent JPMorgan Securities LLC Risk Factors You should read “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying currency terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-10 of this pricing supplement so that you may better understand the risks associated with an investment in the notes.

PS-6 Leveraged Currency-Linked Notes Linked to the Performance of the Chinese Renminbi Against the U.S. Dollar Issued by: The Goldman Sachs Group, Inc. The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical currency returns could have on the cash settlement amount at maturity assuming all other variables remain constant. Hypothetical Cash Settlement Amount Hypothetical Currency Return Hypothetical Cash Settlement Amount (as Percentage of Face Amount) 100.00% 290.50% 75.00% 243.00% 50.00% 195.50% 25.00% 148.00% 15.00% 129.00% 10.00% 119.50% 5.00% 110.00% 1.00% 102.40% 0.00% 100.50% -1.00% 100.50% -5.00% 100.50% -10.00% 100.50% -15.00% 100.50% -25.00% 100.50% -50.00% 100.50% -75.00% 100.50% -100.00% 100.50% 0% 20% 40% 60% 80% 100% 120% 140% 160% 180% 200% -100% -80% -60% -40% -20% 0% 20% 40% 60% 80% 100% Hypothetical Cash Settlement Amount as % of Face Amount Hypothetical Currency Return Note Performance Basket Performance

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical currency returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the exchange rate will be on the determination date. The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the exchange rate.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the exchange rate and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount per note	$1,000
Upside participation rate	190.00%
Supplemental amount per note	$5.00
Notes purchased on the original issue date at the face amount and held to the stated maturity date

The determination date is a fixing day for the exchange rate

Moreover, we have not yet determined the initial exchange rate that will serve as the baseline for determining the currency return and the amount we will pay on your notes at maturity. We will not do so until the trade date. As a result, the initial exchange rate may differ substantially from the exchange rate prior to the trade date.

For these reasons, the actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this pricing supplement. For information about the exchange rate during recent periods, see “Historical Exchange Rates” on page PS-13. Before investing in the offered notes, you should consult publicly available information to determine the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical currency returns. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical currency return and the supplemental amount, and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of one percent). Thus, a hypothetical cash settlement amount of 100.50% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.50% of the face amount of a note, based on the corresponding hypothetical currency return and the assumptions noted above.

The final exchange rate will be determined on the determination date.  The currency return will be equal to the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage.

Hypothetical Currency Return	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
100.00%	290.50%
75.00%	243.00%
50.00%	195.00%
25.00%	148.00%
15.00%	129.00%
10.00%	119.50%
5.00%	110.00%
1.00%	102.40%
0.00%	100.50%
-1.00%	100.50%
-5.00%	100.50%
-10.00%	100.50%
-15.00%	100.50%
-25.00%	100.50%
-50.00%	100.50%
-75.00%	100.50%
-100.00%	100.50%

If, for example, the currency return was determined to be -50.00%, the cash settlement amount that we would deliver to you at maturity would be 100.50% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would receive a 0.50% return on your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the currency return was any of the hypothetical returns shown on the horizontal axis.

The cash settlement amounts shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual currency return or what the market value of your notes will be on any given day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual initial exchange rate that we will set on the trade date and on the actual currency return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table and hypothetical examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the exchange rate or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  If Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time, plus or minus its customary bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness.  These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its customary bid and ask spread for similar sized trades of structured notes.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  The commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying currency terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the exchange rate, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program —  How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

Due to the Currency Return Formula, the Return on Your Notes Is Limited

Due to the currency return formula, the return on your notes is limited to $2,900, plus the supplemental amount of $5.00, for each $1,000 face amount of your notes, as the currency return can never be above 100%.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Cash Settlement Amount on Your Notes Will Not Be Affected by the Exchange Rate on Any Date Other Than the Determination Date

The cash settlement amount that will be paid on your notes at maturity will be based on the final exchange rate on the determination date.  Although the actual exchange rate on the stated maturity date or at other times during the life of your notes may be lower than the final exchange rate, you will not benefit from the exchange rate at any time other than on the determination date.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

HISTORICAL EXCHANGE RATES

We have derived all information regarding the exchange rate contained in this pricing supplement from publicly available information, without independent verification.

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily exchange rates for each of the four calendar quarters in 2009, 2010 and 2011 and the first three calendar quarters of 2012 (through July 20, 2012), as published by the People’s Bank of China and displayed on the relevant source specified in “Special Calculation Provisions — Level of an Exchange Rate” on page S-23 of the accompanying currency terms supplement for such periods. As set forth in the following tables, a decrease in the exchange rate for a given day indicates a weakening of the USD against the relevant currency, while an increase in the exchange rate indicates a strengthening of the USD against that currency.  We obtained the information in the tables below from the People’s Bank of China without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final exchange rate will be equal to or greater than the initial exchange rate or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of CNY versus USD

	High	Low	Period End
2009
Quarter ended March 31	6.8399	6.8293	6.8359
Quarter ended June 30	6.8370	6.8201	6.8319
Quarter ended September 30	6.8352	6.8271	6.8290
Quarter ended December 31	6.8287	6.8267	6.8282
2010
Quarter ended March 31	6.8281	6.8261	6.8263
Quarter ended June 30	6.8284	6.7890	6.7909
Quarter ended September 30	6.8126	6.6936	6.7011
Quarter ended December 31	6.6986	6.6227	6.6227
2011
Quarter ended March 31	6.6349	6.5564	6.5564
Quarter ended June 30	6.5527	6.4683	6.4716
Quarter ended September 30	6.4748	6.3549	6.3549
Quarter ended December 30	6.3762	6.3009	6.3009
2012
Quarter ended March 30	6.3359	6.2840	6.2943
Quarter ended June 30	6.3355	6.2670	6.3249
Quarter ending September 30 (through July 20, 2012)	6.3293	6.3112	6.3112

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the currency terms supplement.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank;

•                  a regulated investment company;

•                  a life insurance company;

•                  a tax-exempt organization;

•                  a person that owns the notes as a hedge or that is hedged against interest rate risks;

•                  a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•                  a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect.  These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

We have determined that the comparable yield for the notes is equal to      % per annum, compounded semi-annually, with a projected payment at maturity of $      (which includes the payment of the supplemental amount) based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period

August 3, 2012 through December 31, 2012

January 1, 2013 through December 31, 2013

January 1, 2014 through August 4, 2014

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than their adjusted issue price as determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment debt instruments) as of the time you purchase your notes. The original issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated under the previous paragraph to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated under the previous paragraph to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize income or loss upon the sale, exchange, or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any income you recognize upon the sale, exchange, or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “Supplemental Discussion of Federal Income Tax Consequences — United States Alien Holders” in the accompanying currency terms supplement for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$

The Goldman Sachs Group, Inc.

Leveraged Currency-Linked Medium-Term Notes, Series D, due 2014

(Linked to the Performance of the Chinese Renminbi Against the U.S. Dollar)

Goldman, Sachs & Co.
JPMorgan

Pricing Supplement

Summary Information	PS-2
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-10
Historical Exchange Rates	PS-13
Supplemental Discussion of Federal Income Tax Consequences	PS-14

Currency Terms Supplement dated July 12, 2012

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-10
Use of Proceeds and Hedging	S-30
Supplemental Discussion of Federal Income Tax Consequences	S-31
Employee Retirement Income Security Act	S-39
Supplemental Plan of Distribution	S-40

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140